FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION

HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated May 16, 2011	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Ping Wei
Name:	Ping Wei
Title:	Chief Financial Officer

Date: May 18, 2011

Exhibit 99.1

FOR IMMEDIATE RELEASE

CHINA DISTANCE EDUCATION HOLDINGS LIMITED REPORTS

SECOND QUARTER 2011 RESULTS

Revenue increased by 27.2% year-over-year, exceeding guidance

Net income increased by 121.2% year-over-year

BEIJING, China, May 16, 2011 – China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, reported today its unaudited financial results for the second quarter of fiscal year 2011 ended March 31, 2011.

Second Quarter Fiscal 2011 Business and Financial Highlights:

•	Total course enrollments were 230,000, an increase of 12.3% from the second quarter of fiscal 2010.

•	Net revenues increased 27.2% over the second quarter of fiscal 2010 to US$9.5 million.

•	Gross profit increased 27.3% over the second quarter of fiscal 2010 to US$4.8 million.

•

Gross profit margin was 50.8%, unchanged from 50.8% in the second quarter of fiscal 2010. Non-GAAP[1] gross margin excluding share-based compensation was 54.3%, compared to 55.4% in the same period of 2010.

•	Net income was US$0.4 million, compared to net income of US$0.2 million in the second quarter of fiscal 2010.

•	Non-GAAP[1] net income excluding share-based compensation was US$1.4 million, compared to non-GAAP[1] net income of US$1.1 million in the second quarter of fiscal 2010.

•

Basic and diluted net income per American Depositary Share (“ADS”) were US$0.013 compared to basic and diluted net income per ADS of US$0.006 for the second quarter of fiscal 2010. Each ADS represents four ordinary shares.

•

Basic and diluted non-GAAP[1] net income per ADS excluding share-based compensation were US$0.040, compared to basic and diluted non-GAAP[1] net income per ADS of US$0.031 for the second quarter of fiscal 2010.

•

Deferred revenue and refundable fees balance was US$13.7 million, a 7.5% increase from the balance of US$12.7 million for the first quarter of fiscal 2011 and a 10.1% increase from the second quarter of fiscal 2010.

[1]	For more information about the non-GAAP financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below

Commenting on the results, Mr. Zhengdong Zhu, CDEL Chairman and Chief Executive Officer said, “In the second quarter of fiscal 2011, we again delivered steady revenue growth exceeding our guidance range, together with improved profitability. Through focused execution of our strategy to provide comprehensive, life-long learning programs, we are again establishing a track record of consistent performance.

“We continued to make progress during the quarter in our online verticals, driven by average selling price growth and healthy enrollment growth particularly in our verticals such as healthcare and accounting continuous education. The consistent expansion of our online courses is a testament to our unique business model, which provides the scalability and robust IT platform needed to rapidly develop and roll out new courses.

“In addition, we continue to make progress on our business start-up training program, and our primary and secondary school training program. We are successfully collecting payments for business start-up training services provided through Yucai, and are rolling out programs in new cities and provinces as planned. And we continue to make progress with our primary and secondary school vertical as evidenced by the recent addition of Tstudy’s suite of products.

“In conclusion, we are very pleased with our performance to date, and believe that we have entered into a new phase of growth. Our investments in new verticals have begun to pay off, and our core business remains healthy. We are beginning to leverage the full capabilities of our business model and we are realizing our goal of developing a comprehensive, lifelong learning ecosystem. While much work remains to be done, we are confident in our ability to drive further growth in the near- to long-term.”

Ms. Ping Wei, Chief Financial Officer of CDEL, commented, “We delivered another quarter of sound financial performance, supported by continued execution on the operational front in both our main business lines and newer initiatives. Improving cash collections during the quarter and healthy cash flow from operations also contributed to our strengthened balance sheet, making it possible for us to give back to our shareholders through our expanded share repurchase program. While we will continue to invest in our new growth verticals, and the general inflationary environment in China will continue to impact our payroll cost, we will maintain a strict focus on cost controls to ensure prudent expansion and profitable growth in the coming quarters.”

Fiscal Second Quarter 2011 Unaudited Financial Results

Net Revenues. Total net revenues for the second quarter of fiscal 2011 were US$9.5 million, representing a year-over-year increase of 27.2% from US$7.5 million in the second quarter of fiscal 2010.

Online education services net revenues for the second quarter of fiscal 2011 were US$6.7 million, an increase of 16.0% from the second quarter of fiscal 2010. This increase was a result of increased revenue in accounting certificate exams, accounting continuous education, healthcare and self-taught higher education courses.

Net revenue from books and reference materials increased by 146.6% to US$1.3 million for the second quarter of fiscal 2011 due to better than expected cash payment from customers. Net revenues from others increased 29.4% year-over-year to US$1.5 million for the second quarter of fiscal 2011 from US$1.2 million in the corresponding period of last year. The increase was a result of increased revenue in business start-up training courses provided by Yucai.

Cost of Sales. Cost of sales for the second quarter of fiscal 2011 was US$4.7 million, representing a 27.0% increase over the second quarter of fiscal 2010. Excluding share-based compensation (non-GAAP1), cost of sales for the second quarter of fiscal 2011 was US$4.4 million, an increase of 30.5% over the same period last year. The increase in cost of sales was primarily due to increased salary and related expenses, lecturer fees due to expansion of our course offerings, and cost of our books and reference materials due to the increase in sales.

Gross Profit and Gross Margin. Gross profit for the second quarter of fiscal 2011 was US$4.8 million, representing a 27.3% increase from US$3.8 million in the same period last year. Excluding share-based compensation, non-GAAP1 gross profit was US$5.2 million, an increase of 24.5% year-over-year. Gross margin for the second quarter of fiscal 2011 was 50.8%, unchanged from 50.8% in the second quarter of fiscal 2010. Excluding share-based compensation, the non-GAAP1 gross margin for the second quarter of fiscal 2011 was 54.3%, compared to 55.4% in the same period of 2010. The slight decrease in non-GAAP1 gross margin was primarily a result of increased sales of books and reference materials which have a relatively low margin.

Operating Expenses. Total operating expenses for the second quarter of fiscal 2011 were US$4.5 million, an increase of 21.9% year-over-year and a decrease of 10.0% from the first quarter of fiscal 2011. Excluding share-based compensation and written off of purchased call option acquired with the acquisition of Champion Xinlixiang, non-GAAP1 operating expenses were US$4.0 million, representing a year-over-year increase of 23.2% and a sequential decrease of 6.0% over the first quarter of fiscal 2011.

Selling expenses amounted to US$2.0 million for the second quarter of fiscal 2011, representing a 16.0% increase year-over-year and a 21.7% decrease from the first quarter of fiscal 2011. Excluding share-based compensation (non-GAAP1), selling expenses were US$1.9 million, a 21.8% decrease from the first quarter of fiscal 2011 and a 17.0% increase from the same period last year as a result of increased advertising and promotional activities, salary and related expenses and commissions to our agents due to the increase in sales.

General and administrative expenses were US$2.6 million in the second quarter of fiscal 2011, representing a 26.8% year-over-year increase and a 10.3% increase from the first quarter of fiscal 2011. Excluding share-based compensation (non-GAAP1), general and administrative expenses were US$2.1 million, an increase of 29.2% year-over-year and an increase of 14.4% compared to the first quarter of fiscal 2011. The increase in general and administrative expenses year-over-year was primarily due to increased salary and related expenses and professional fees.

Income Tax Expenses. Income tax expenses for the second quarter of fiscal 2011 was US$0.1 million, compared with income tax expenses of US$0.08 million in the same period last year.

Net Income. Net income was US$0.4 million for the second quarter of fiscal 2011, compared to net income of US$0.2 million in the same period of 2010. Excluding share-based compensation, non-GAAP1 net income for the second quarter of fiscal 2011 was US$1.4 million, compared to non-GAAP1 net income of US$1.1 million in the corresponding quarter in 2010.

Operating Cash Flow. Net operating cash inflow for the second quarter of fiscal 2011 was US$2.7 million, compared to a net operating cash outflow of US$2.6 million in the same period last year, primarily due to contribution of net income before non-cash items and increase in deferred revenue, partially offset by the increase in inventories and decrease in refundable fees.

Cash and Cash Equivalents, and Restricted Cash. Cash and cash equivalents, and restricted cash as of March 31, 2011 increased to US$63.9 million from US$62.8 million as of December 31, 2010 as we continued to generate cash flow from operations, partially offset by the purchase of property, plant and equipment, intangible assets, and repurchase of shares worth US$1.1 million as part of our share repurchase program.

Third Quarter Fiscal 2011 Guidance — The Company expects to generate total net revenues for the third quarter of fiscal 2011 in the range of US$11.5 million to US$12.5 million, as compared to net revenues of US$10.3 million in the third quarter of fiscal 2010. This represents our current and preliminary view, which is subject to change.

Conference Call

China Distance Education Holdings Limited senior management will host a conference call on Tuesday, May 17, 2011 at 8:00 am (Eastern) / 5:00 am (Pacific) / 8:00 pm (Beijing/Hong Kong) to discuss its second quarter 2011 financial results and recent business activity. The conference call may be accessed by calling: +1 866 519 4004 (US), 800 930 346 (Hong Kong), 800 819 0121 (China Land-line), 400 620 8038 (China Mobile), or 0 808 234 6646 (UK), pass code CDEL.

A telephone replay will be available shortly after the call until May 23, 2011 at +1 866 214 5335 (US), 800 901 596 (Hong Kong), 10 800 714 0386 (China North), 10 800 140 0386 (China South), or 0 800 731 7846 (UK). Pass code 63198556.

A live webcast of the conference call and replay will be available on the investor relations page of China Distance Education Holdings Limited’s website at: http://ir.cdeledu.com/versions/Financials_en/EarningsAnnouncements_en.html

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The courses offered by the Company through its websites are designed to help professionals and other course participants obtain and maintain the skills, licenses and certifications necessary to pursue careers in China in the areas of accounting, law, healthcare, construction engineering, and other industries. The Company also offers online test preparation courses to self-taught learners pursuing higher education diplomas or degrees and to secondary school and college students preparing for various academic and entrance exams. In addition, the Company offers online foreign language courses, offline GaoKao retake courses and offline business start-up training courses.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the third quarter of the fiscal year 2011 and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and growth strategies; our future prospects and market acceptance of our online and offline courses and other products and services; our future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; our plans to expand and enhance our online and offline courses and other products and services; competition in the education and test preparation markets; and Chinese laws, regulations and policies, including those applicable to the Internet and Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Use of Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with U.S. generally accepted accounting principles, or GAAP, the Company uses the following measures defined as non-GAAP financial measures: non-GAAP net income, operating income, gross profit, cost of sales, selling expenses, general and administrative expenses, net income margin, operating margin, gross profit margin and basic and diluted earnings per ADS and per share. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to comparable GAAP measures” set forth at the end of this release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of excluding share-based compensation expenses from the above-mentioned line items and presenting these non-GAAP measures is that such charges may continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for this limitation by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this release provides more detail on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts:

China Distance Education Holdings Limited	Investor Relations (HK):
Lingling Kong, IR manager	Mahmoud Siddig, Managing Director
Tel: +86-10-8231-9999 ext1805	Taylor Rafferty
Email: IR@cdeledu.com	Tel: +852 3196 3712
Email: cdel@taylor-rafferty.com

Financial Tables Follow

China Distance Education Holdings Limited

Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2010	March 31, 2011
	(Derived from audited)	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	58,755	60,972
Restricted cash	2,906	2,969
Accounts receivable, net of allowance for doubtful accounts of US$2,236 and US$2,284 as of September 30, 2010 and March 31, 2011, respectively	6,917	7,073
Inventories	599	788
Prepayment and other current assets	2,310	2,953
Deferred tax assets, current portion	1,016	1,086
Deferred cost	1,596	1,957

Total current assets	74,099	77,798

Non-current assets:
Property, plant and equipment, net	8,804	9,723
Goodwill	7,788	7,955
Other intangible assets, net	3,100	2,894
Purchased call option	1,283	1,106
Deposit for purchase of non-current assets	—	144
Deferred tax assets, non-current portion	17	85
Other non-current assets	744	901

Total non-current assets	21,736	22,808

Total assets	95,835	100,606

Liabilities and shareholders’ equity:
Current liabilities:
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$6,016 and US$7,522 as of September 30, 2010 and March 31, 2011, respectively)	6,661	8,063
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$1,664 and US$1,836 as of September 30, 2010 and March 31, 2011, respectively)	1,733	1,142
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$8,854 and US$11,992 as of September 30, 2010 and March 31, 2011, respectively)	8,854	12,018
Refundable fees (including refundable fee of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$1,564 and US$1,634 as of September 30, 2010 and March 31, 2011, respectively)	1,564	1,634

Total current liabilities	18,812	22,857

Total liabilities	18,812	22,857

	September 30, 2010	March 31, 2011
	(Derived from audited)	(Unaudited)
Commitments and contingencies	—	—

Equity:
China Distance Education Holdings Limited shareholders’ equity
Ordinary shares (par value of US$0.0001 per share at September 30, 2010 and March 31 2010, respectively; Authorized – 480,000,000 shares at September 30, 2010 and March 31 2011; Issued and outstanding – 136,932,849 and 135,973,141 shares at September 30, 2010 and March 31 2011, respectively)	14	14
Additional paid-in capital	79,075	80,727
Accumulated other comprehensive income	2,399	3,133
Cumulative deficits	(6,502)	(7,095)

Total China Distance Education Holdings Limited shareholders’ equity	74,986	76,779

Noncontrolling interest	2,037	970

Total equity	77,023	77,749
Total liabilities and equity	95,835	100,606

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended March 31,
	2010	2011
Sales, net of business tax, value-added tax and related surcharges:
Online education services	5,815	6,747
Books and reference materials	521	1,285
Others	1,155	1,495

Total net revenues	7,491	9,527

Cost of sales
Cost of services	(3,389)	(3,944)
Cost of tangible goods sold	(298)	(740)

Total cost of sales	(3,687)	(4,684)

Gross profit	3,804	4,843

Operating expenses
Selling expenses	(1,699)	(1,971)
General and administrative expenses	(2,032)	(2,577)

Total operating expenses	(3,731)	(4,548)
Other operating income	73	21

Operating income	146	316

Interest income	83	199
Exchange loss	(3)	(26)

Income before income taxes	226	489
Less: Income tax expense	(77)	(98)

Net income	149	391
Less: Net loss attributable to noncontrolling interest	54	58

Net income attributable to China Distance Education Holdings Limited	203	449

Net income per share:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.002	0.003
Diluted	0.001	0.003

Net income per ADS:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.006	0.013
Diluted	0.006	0.013

Weighted average shares used in calculating net income per share:
Basic	138,704,754	136,461,653
Diluted	138,855,297	136,555,042

China Distance Education Holdings Limited

Unaudited Reconciliation of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three Months Ended March 31,
	2010	2011

Cost of sales	3,687	4,684
Share-based compensation expense in cost of sales	348	325
Non-GAAP cost of sales	3,339	4,359

Selling expenses	1,699	1,971
Share-based compensation expense in selling expenses	107	108
Non-GAAP selling expenses	1,592	1,863

General and administrative expenses	2,032	2,577
Share-based compensation expense in general and administrative expenses	408	479
Non-GAAP general and administrative expenses	1,624	2,098

Gross profit	3,804	4,843
Share-based compensation expenses	348	325
Non-GAAP gross profit	4,152	5,168

Gross profit margin	50.8%	50.8%
Non-GAAP gross profit margin	55.4%	54.3%

Operating income	146	316
Share-based compensation expenses	863	912
Non-GAAP operating income	1,009	1,228

Operating margin	1.9%	3.3%
Non-GAAP operating margin	13.5%	12.9%

Net income	203	449
Share-based compensation expenses	863	912
Non-GAAP net income	1,066	1,361

Net income margin	2.7%	4.7%
Non-GAAP net income margin	14.2%	14.3%

Net income per share—basic	0.002	0.003
Net income per share—diluted	0.001	0.003
Non-GAAP net income per share—basic	0.008	0.010
Non-GAAP net income per share—diluted	0.008	0.010

Net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.006	0.013
Net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.006	0.013
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.031	0.040
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.031	0.040

Weighted average shares used in calculating basic net income per share	138,704,754	136,461,653
Weighted average shares used in calculating diluted net income per share	138,855,297	136,555,042
Weighted average shares used in calculating basic non-GAAP net income per share	138,704,754	136,461,653
Weighted average shares used in calculating diluted non-GAAP net income per share	138,855,297	136,555,042

Note 1: Each ADS represents four ordinary shares

China Distance Education Holdings Limited

Unaudited Reconciliation of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three Months Ended December 31, 2010	Three Months Ended March 31, 2011

Selling expenses	2,517	1,971
Share-based compensation expense in selling expenses	135	108
Non-GAAP selling expenses	2,382	1,863

General and administrative expenses	2,337	2,577
Share-based compensation expense in general and administrative expenses	503	479
Non-GAAP general and administrative expenses	1,834	2,098

Written off of purchased call option	202	—

Operating expenses	5,056	4,548
Share-based compensation expenses	638	587
Written off of purchased call option	202	—
Non-GAAP operating expenses	4,216	3,961